SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

Anacomp, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

03237E108

(CUSIP Number)

Special Value Investment Management, LLC
11100 Santa Monica Boulevard, Suite 210
Los Angeles, California 90025
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 8 Pages

CUSIP No. 03237E108	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Special Value Investment Management, LLC (IRS ID #95-4759860)(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares

	8	SHARED VOTING POWER 1,115,185 shares

	9	SOLE DISPOSITIVE POWER 0 shares

	10	SHARED DISPOSITIVE POWER 1,115,185 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,185 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%(2)

14	TYPE OF REPORTING PERSON* IA,OO

(1)	Special Value Investment Management, LLC serves as investment advisor to, inter alia, Special Value Bond Fund, LLC, a Delaware limited liability company (“Fund I”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”), and Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“Fund III”) which are the registered holders of a portion of the shares of Anacomp common stock beneficially owned by Special Value Investment Management, LLC.

(2)	Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of April 30, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended March 31, 2002, filed on May 15, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03237E108	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVIM/MSM II, LLC (IRS ID # 52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares

	8	SHARED VOTING POWER 907,060 shares

	9	SOLE DISPOSITIVE POWER 0 shares

	10	SHARED DISPOSITIVE POWER 907,060 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,060 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.51%(1)

14	TYPE OF REPORTING PERSON* OO

(1)	Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of April 30, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended March 31, 2002, filed on May 15, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03237E108	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares

	8	SHARED VOTING POWER 1,115,185 shares

	9	SOLE DISPOSITIVE POWER 0 shares

	10	SHARED DISPOSITIVE POWER 1,115,185 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,185 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.67%(1)

14	TYPE OF REPORTING PERSON* IN

(1)	Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of April 30, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended March 31, 2002, filed on May 15, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03237E108	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares

	8	SHARED VOTING POWER 1,115,185 shares

	9	SOLE DISPOSITIVE POWER 0 shares

	10	SHARED DISPOSITIVE POWER 1,115,185 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,185 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.67%(1)

14	TYPE OF REPORTING PERSON* OO

(1)	Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of April 30, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended March 31, 2002, filed on May 15, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D relating to Anacomp, Inc., an Indiana corporation (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on May 20, 2002 (the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 2. Identity and Background.

     The information in Item 2 is hereby amended and restated as follows:

     (a)  This Statement is being filed by Special Value Investment Management, LLC, a Delaware limited liability company (“SVIM”), SVIM/MSMII, LLC, a Delaware limited liability company (“SVIM/MSMII”), Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”), and Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”). SVIM, SVIM/MSMII, Mr. Tennenbaum, and TCO (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

     (b)  The address of the Reporting Persons’ principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

     (c)  The principal business of SVIM is investment advising. Its managing member is TCO. The principal business of SVIM/MSMII is serving as managing member of Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”). Its managing member is TCO. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO. The principal business of TCO is making investments and managing assets. Its managing member is Mr. Tennenbaum.

     (d)  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

     (e)  During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Mr. Tennenbaum is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The information in Item 3 is hereby amended and restated as follows:

     This Statement relates to the acquisition by the Reporting Persons from one or more sellers in the open market of 200,000 shares of Common Stock. The Reporting Persons purchased the 200,000 shares of Common Stock on June 20, 2002, at a price per share of $28.50, using the sources of funds described in Item 4 of the Cover Pages hereof.

Item 5. Interest in Securities of the Issuer.

     The information in Item 5 is hereby amended and restated as follows:

     (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 27.67% of the outstanding shares of Common Stock of the Issuer, based on the 4,030,000 shares reported to be outstanding on April 30, 2002 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. SVIM may be deemed to beneficially own 1,115,185 shares of Common Stock (27.67% of the 4,030,000 shares outstanding), which includes 156,300 shares which it has shared voting and dispositive power with SVIM/MSM, LLC, a Delaware limited liability company (“SVIM/MSM”), Mr. Tennenbaum and TCO, 907,060 shares which it has shared voting and dispositive power with SVIM/MSMII, Mr. Tennenbaum and TCO, 41,825 shares which it has shared voting and dispositive power with SVAR/MM, LLC, a Delaware limited liability company (“SVAR/MM”), Mr. Tennenbaum and TCO, and 10,000 shares which it has shared voting and dispositive power with Mr. Tennenbaum and TCO. SVIM/MSMII may be deemed to beneficially own 907,060 shares of Common Stock (22.51% of the 4,030,000 shares outstanding), which it has shared voting and dispositive power with SVIM, Mr. Tennenbaum and TCO. Mr. Tennenbaum may be deemed to beneficially own 1,115,185 shares of Common Stock (27.67% of the 4,030,000 shares outstanding), which includes 156,300 shares which it has shared voting and dispositive power with SVIM, SVIM/MSM and TCO, 907,060 shares which it has shared voting and dispositive power with SVIM, SVIM/MSMII and TCO, 10,000 shares which it has shared voting and dispositive power with SVIM and TCO, and 41,825 shares which it has shared voting and dispositive power with SVAR/MM. TCO may be deemed to beneficially own 1,115,185 shares of Common Stock (27.67% of the 4,030,000 shares outstanding), which includes 156,300 shares which it has shared voting and dispositive power with SVIM, SVIM/MSM and Mr. Tennenbaum, 907,060 shares which it has shared voting and dispositive power with SVIM, SVIM/MSMII and Mr. Tennenbaum, 41,825 shares which it has shared voting and dispositive power with SVAR/MM, and 10,000 shares which it has shared voting and dispositive power with SVIM and Mr. Tennenbaum.

     (c)  The following transactions in Common Stock of Anacomp were open market purchases on the Nasdaq OTC Bulletin Board effected by Fund I, Fund II, Fund III and a separate account managed by SVIM within 60 days prior to the day of this Statement.

	Number of Shares
Date	of Common Stock	Price Per Share

5/02/02	45,000	29.625
5/03/02	150,000	29.4875
5/10/02	86,000	29.58
5/10/02	114,000	29.58
6/20/02	200,000	28.50

     (d)  A fund which is an affiliate of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 156,300 shares of Class A Common Stock, which is less than 5% of the Class A Common Stock of the Company. Another fund that is an affiliate of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 41,825 shares of Class A Common Stock, which is less than 5% of the Class A Common Stock of the Company. Fund II, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 907,060 shares of Class A Common Stock, which is more than 5% of the Class A Common Stock of the Company. A separate account that is an affiliate of the reporting persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,000 shares of Class A Common Stock, which is less than 5% of the Class A Common Stock of the Company.

     (e)  Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2002	SPECIAL VALUE INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company

By: Tennenbaum & Co., LLC Its: Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company

By: Tennenbaum & Co., LLC Its: Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum

Name: Michael E. Tennenbaum
Its: Managing Member
Date: June 26, 2002

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum

Michael E. Tennenbaum
Date: June 26, 2002

Exhibit Index

Exhibit 1	Joint Filing Agreement incorporated herein by reference to Exhibit 1 to Schedule 13D of Anacomp, Inc. filed with the Securities and Exchange Commission on May 20, 2002.